Sykes Financial Services, LLC

Statement of Changes in Member's Equity
For the Year Ended December 31, 2017

Member's equity at December 31, 2016	$	27,377
Prior period adjustment		1,490
December 31, 2016 as adjusted		28,867
Distributions		(10,000)
Net income (loss)		(1,654)
Member's equity at December 31, 2017	$	17,213

The accompanying notes are an integral part of these financial statements.